SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Exa Corporation

(Name of Subject Company (Issuer))

3DS Acquisition 3 Corp.,

Dassault Systemes Simulia Corp.

and

Dassault Systèmes S.E.

(Name of Filing Persons (Offerors)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

300614500

(CUSIP Number of Class of Securities)

Florian Simon

Head of M&A—Legal Department

Dassault Systèmes S.E.

10 rue Marcel Dassault, CS 40501

78946 Vélizy-Villacoublay Cedex

France

Telephone:  +33 1 61 62 61 62

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$402,681,062.80	$50,133.79

(1)          Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 15,168,269 shares of common stock of Exa Corporation issued and outstanding, multiplied by $24.25, the per share tender offer price, (b) 1,821,830 shares of common stock subject to outstanding stock options with an exercise price less than $24.25 per share, multiplied by $12.76, which is the offer price of $24.25 per share minus the weighted average exercise price for such options of $11.49 per share, and (c) 478,515 shares of common stock subject to outstanding restricted stock units, multiplied by $24.25, the per share tender offer price, in each case as of October 10, 2017.  The calculation of the filing fee is based on information provided by Exa Corporation as of October 10, 2017.

(2)          The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $50,133.79	Filing Party: 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp and Dassault Systèmes S.E.

Form or Registration No.: Schedule TO-T	Date Filed: October 12, 2017

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐             issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 filed with the Securities and Exchange Commission on October 20, 2017, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on October 12, 2017, by: (i) 3DS Acquisition 3 Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), and an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”); (ii) Parent; and (iii) Dassault Systèmes.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and collectively, the “Shares”) of Exa Corporation, a Delaware corporation (“Exa”), at a price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 12, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in Section 11.  “Purpose of the Offer; Plans for Exa; Other Matters” is hereby amended and supplemented by adding the following as a new subsection after the paragraphs in subsection (e) “Going Private” Transactions:

“(f)  Recent Developments Relating to Exa.  On October 17, 2017, a purported stockholder of Exa named Robert Berg filed a putative class action lawsuit against Exa, the Exa Board, Parent and Purchaser in the United States District Court for the District of Massachusetts, captioned Robert Berg v. Exa Corporation, et al., Case No. 1:17-cv-12034 (the “Berg Complaint”).  Among other things, the Berg Complaint alleges that Exa, and the members of the Exa Board in their capacity as controlling persons, violated federal securities laws by failing to disclose material information in the Schedule 14D-9.  In addition, the Berg Complaint alleges that the Exa Board, Parent and Purchaser acted as controlling persons of Exa within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9.  The Berg Complaint seeks, among other things, an order enjoining consummation of the transactions contemplated by the Merger Agreement, rescission of the transactions contemplated by the Merger Agreement if they have already been consummated or rescissory damages, an order directing the Exa Board to file a solicitation statement that does not contain any untrue statement of material fact and that states all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) and Rule 14a-9 of the Exchange Act, and an award of plaintiffs’ costs, including reasonable allowance for attorneys’ fees and experts’ fees.

On October 19, 2017, a purported stockholder of Exa named Michael Rubin filed a putative class action lawsuit against Exa and the Exa Board in the United States District Court for the District of Massachusetts, captioned Michael Rubin v. Exa Corporation, et al., Case No. 1:17-cv-12050 (the “Rubin Complaint”).  Among other things, the Rubin Complaint alleges that the Schedule 14D-9 omits or misrepresents material information, including, among other things, with respect to certain financial data and analyses underlying Stifel’s opinion and purported conflicts of interest on the part of Exa’s “insiders” and Stifel.  The Rubin Complaint asserts claims under the federal securities laws and seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement or, in the alternative, rescission (or rescissory damages) if the transactions contemplated by the Merger Agreement close.

The outcome of these lawsuits cannot be predicted with certainty.  A preliminary injunction could delay or jeopardize the completion of the transactions contemplated by the Merger Agreement, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of such transactions.  Exa believes, however, that the Berg Complaint and the Rubin Complaint are without merit and that no further disclosure is required to supplement the Schedule 14D-9 under applicable laws. If additional similar complaints are filed, absent new or different allegations that are material, Dassault Systѐmes will not necessarily announce such additional filings.”

The information set forth in Section 16.  “Legal Matters; Required Regulatory Approvals” is hereby amended and supplemented by replacing the first three paragraphs of the subsection thereunder entitled “Antitrust Compliance” with the following:

“Under the HSR Act, certain transactions may not be consummated until notifications have been given and certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust

Division”) and the FTC and certain waiting period requirements have expired or been terminated.  The acquisition of Shares pursuant to the Offer is subject to such requirements.  Parent filed the Notification and Report Form with the Antitrust Division on October 12, 2017.  Accordingly, the required fifteen (15)-day waiting period will expire at 11:59 P.M. New York City time on October 27, 2017.

The acquisition of Shares pursuant to the Offer is subject to the German Act against Restraints on Competition, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one (1)-month review period, unless the FCO notifies Parent within the one (1)-month review period of the initiation of an in-depth investigation.  If the FCO initiates an in-depth investigation, the review period is extended for an additional three (3) months, and the acquisition of Shares under the Offer may not be consummated unless the acquisition shall have been approved by the FCO, either by written approval or by expiration of the review period as so extended.  Parent filed a notification with the FCO in connection with the Offer on October 18, 2017.  The one (1)-month review period is scheduled to expire on November 20, 2017, unless the FCO issues a clearance decision prior to the expiration of the review period.

The acquisition of Shares pursuant to the Offer may only be completed under Austrian law if (a) the Austrian Federal Competition Authority and the Austrian Federal Cartel Attorney (together, the “Official Parties” (Amtsparteien)) have formally waived their right to apply for an in-depth investigation (Prüfung) of the proposed acquisition pursuant to Section 11(4) of the Austrian Cartel Act (Kartellgesetz (“KartG”)), (b) the statutory waiting period pursuant to Sections 11(1) or 11(1a) of the KartG has expired without either of the Official Parties having requested an in-depth investigation of the proposed acquisition, (c) following an in-depth investigation pursuant to Section 12 of the KartG, the Austrian Cartel Court or the Austrian Cartel Supreme Court has issued a legally binding (rechtskräftige) decision holding that the proposed acquisition (i) is not a notifiable concentration (Section 12(1)(1) of the KartG) or (ii) is not prohibited and is compatible with the applicable merger control provisions (Section 12(1)(3) of the KartG), or (d) the Austrian Cartel Court has issued a legally binding (rechtskräftige) decision to terminate proceedings in relation to the proposed acquisition pursuant to Section 14(1) of the KartG.  Parent filed a merger notification with the Official Parties on October 19, 2017.  The four (4)-week statutory waiting period is scheduled to expire at midnight Central European Time on November 16, 2017.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2017

3DS ACQUISITION 3 CORP.

By:	/s/ THIBAULT DE TERSANT
Name:	Thibault de Tersant
Title:	Chief Financial Officer, Treasurer & Assistant Secretary

DASSAULT SYSTEMES SIMULIA CORP.

By:	/s/ THIBAULT DE TERSANT
Name:	Thibault de Tersant
Title:	Secretary

DASSAULT SYSTÈMES S.E.

By:	/s/ THIBAULT DE TERSANT
Name:	Thibault de Tersant
Title:	Senior EVP & CFO

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 12, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 12, 2017.*

(a)(5)(A)

Press release issued by Dassault Systèmes on September 28, 2017, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(a)(5)(B)

Transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(B) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(a)(5)(C)

Revised transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(C) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on October 2, 2017, which is incorporated herein by reference.

(a)(5)(D)	Press release issued by Dassault Systèmes on October 12, 2017.*

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of September 27, 2017, among Dassault Systemes Simulia Corp., 3DS Acquisition 3 Corp. and Exa Corporation, originally filed as Exhibit 2.1 to Exa Corporation’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated July 1, 2017, by and between Exa Corporation and Dassault Systèmes S.E.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.